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Attention: Bradley Ecker

Re: StandardAero, Inc.
Registration Statement on Form S-1 Filed March 24, 2025 (File No. 333-286039)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, StandardAero, Inc. (the “Company”), and of the underwriters that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-286039) be accelerated to 5:00 p.m. Washington D.C. time on March 25, 2025, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effective date until we speak with you on that date.

Please direct any questions or comments regarding the foregoing to me at (202) 637-2258.

Very truly yours,

/s/ Jason M. Licht
Jason M. Licht of LATHAM & WATKINS LLP

cc:	Patrick H. Shannon, Latham & Watkins LLP

Christopher M. Bezeg, Latham & Watkins LLP

StandardAero, Inc.

6710 North Scottsdale Road, Suite 250

Scottsdale, Arizona 85253

March 24, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: StandardAero, Inc.

Registration Statement on Form S-1

Filed March 24, 2025

(File No. 333-286039)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of StandardAero, Inc. We respectfully request that the Registration Statement become effective as of 5:00 p.m., Washington, D.C. time, on March 25, 2025, or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Jason Licht of Latham & Watkins LLP at (202) 637-2258 or, in his absence, Christopher Bezeg of Latham & Watkins LLP at (202) 637-1019 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Daniel Satterfield
Name: Daniel Satterfield
Title: Chief Financial Officer

cc:

Patrick H. Shannon, Latham & Watkins LLP

Jason M. Licht, Latham & Watkins LLP

Christopher M. Bezeg, Latham & Watkins LLP

March 24, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: StandardAero, Inc.

Registration Statement on Form S-1

Filed March 24, 2025

(File No. 333-286039)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of StandardAero, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 5:00 p.m., Eastern Time, on March 25, 2025, or as soon as practicable thereafter, or at such later time as the Company or its outside counsel, Latham & Watkins LLP, may request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, will take reasonable steps to secure adequate distribution of the preliminary prospectus to prospective underwriters, dealers, institutional investors, and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC

As the representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Manoj Vemula
Name: Manoj Vemula
Title: Executive Director

MORGAN STANLEY & CO. LLC

By:	/s/ Usman S. Khan
Name: Usman S. Khan
Title: Managing Director